FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 29, 2004 regarding consolidated financial results for the first quarter of fiscal year ending March 31, 2005.

2.	Press release dated July 29, 2004 regarding issue of stock acquisition rights as stock options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 16, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for the First Quarter of Fiscal 2004

Tokyo, July 29, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2004, ended June 30, 2004.

1. Business Results and Financial Position

Note:	1.	All figures, except for the outlook for the first half of 2004, were converted at the rate of 108 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2004.

	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Business Results

(1) Summary of Fiscal 2004 First Quarter Consolidated Business Results

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,063.4	9%	19,106
Operating income	37.6	—	349
Income before income taxes and minority interests	45.8	—	424
Income before minority interests	25.7	—	238
Net income	16.0	—	149

During the first quarter in the world economy, the U.S. economy continued to record strong growth, as did Asian economies on the back of exports to the U.S. and China.

The Japanese economy was also robust, with strong exports, improving corporate earnings and rising private-sector plant and equipment investment.

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Against this backdrop, Hitachi’s first quarter consolidated results were better than forecast on April 28, 2004, when the company released its fiscal 2003 full-year results.

Consolidated revenues rose 9% year on year, to 2,063.4 billion yen. The Electronic Devices, Digital Media & Consumer Products and High Functional Materials & Components segments posted sharp growth, buoyed by strong sales in the digital consumer electronics market.

Hitachi posted operating income of 37.6 billion yen, reversing an operating loss of 33.7 billion yen in the same period of the previous fiscal year. All segments, with the exception of Power & Industrial Systems, were profitable.

Other income was 17.5 billion yen, almost the same as in the first quarter of fiscal 2003. Meanwhile, other deductions declined 35%, to 9.3 billion yen due to an improvement in equity in earnings of affiliated companies.

As a result, Hitachi recorded income before income taxes and minority interests of 45.8 billion yen, compared with a loss of 30.9 billion yen in the same period of fiscal 2003. Furthermore, after income taxes, Hitachi posted income before minority interests of 25.7 billion yen, reversing a loss of 34.1 billion yen, and net income of 16.0 billion yen, compared with a loss of 38.4 billion yen in the first quarter of fiscal 2003.

(2) Revenues and Operating Income (Loss) by Segment

Revenues in all segments, with the exception of Logistics, Services & Others and Financial Services, were higher year on year.

Regarding operating income (loss), except for Power & Industrial Systems, all segments recorded higher year-on-year operating income.

As a whole both revenues and operating income exceeded forecasts issued with Hitachi’s fiscal 2003 results.

[Information & Telecommunication Systems]

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	480.4	7%	4,448
Operating income	5.6	—	53

Information & Telecommunication Systems revenues increased 7%, to 480.4 billion yen, despite a decrease in sales of platform software in software and services in line with a drop-off in demand for mainframes. The increase was attributable to strong sales of hard disk drives (HDDs), base stations for data communication systems for third-generation mobile phones and other products in the hardware sector.

The segment posted operating income of 5.6 billion yen, turning around a year-earlier loss of 26.7 billion yen, as HDD operations moved from last year’s loss into the black and due to other factors.

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Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Operating results for Hitachi GST for the three-month period from January through March 2004 are included in Hitachi’s fiscal 2004 first quarter results.

[Electronic Devices]

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	337.8	22%	3,129
Operating income	16.3	—	151

In Electronic Devices, revenues climbed 22%, to 337.8 billion yen, the result of higher sales in displays due to growth in sales of TFT LCDs for mobile phones and large flat screen TVs. This was also the result of higher sales of semiconductor manufacturing equipment and other products at Hitachi High-Technologies Corporation.

The segment posted operating income of 16.3 billion yen, reversing an operating loss of 6.9 billion yen a year earlier. A significant improvement in earnings in the display business contributed to this turnaround.

[Power & Industrial Systems]

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	517.9	5%	4,796
Operating loss	(6.1)	—	(57)

Power & Industrial Systems revenues were up 5%, to 517.9 billion yen. While sales of power generation equipment were sluggish, sales of commercial-use air-conditioning and refrigeration systems and industrial machinery were brisk and Hitachi booked sales for large railway systems projects. In addition, sales were higher at Hitachi Construction Machinery Co., Ltd., mainly outside Japan.

The segment posted an operating loss of 6.1 billion yen, compared with operating income of 2.9 billion yen a year earlier, despite higher earnings at Hitachi Construction Machinery. The loss was attributable to decrease in earnings in power generation equipment, as well as to expenditures accompanying additional work at environmental plant projects in Japan.

[Digital Media & Consumer Products]

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	333.4	13%	3,087
Operating income	5.2	—	48

In Digital Media & Consumer Products, revenues increased 13%, to 333.4 billion yen, on growth in sales of plasma TVs and optical disk drives as well as other factors.

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The segment recorded operating income of 5.2 billion yen, a turnaround from the operating loss of 0.4 billion yen in the first quarter of fiscal 2003. This reflected gains in optical disk drives, LCD projectors and other products as well as improved profitability in home appliances such as room air-conditioners and vacuum cleaners.

Note:	The optical disk drive business is conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end. The operating results for HLDS for the three-month period from January through March 2004 are included in Hitachi’s fiscal 2004 first quarter results.

[High Functional Materials & Components]

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	363.8	19%	3,369
Operating income	18.3	316%	170

In High Functional Materials & Components, revenues rose 19%, to 363.8 billion yen as Hitachi Chemical Co., Ltd., Hitachi Metals, Ltd. and Hitachi Cable, Ltd. benefited from strong sales, particularly for electronics-related products. The increase also reflected the effect of consolidating NEOMAX Co., Ltd., formerly Sumitomo Special Metals Co., Ltd., from April 2004.

Segment operating income jumped 316%, to 18.3 billion yen on strong electronics-related product sales and other factors.

[Logistics, Services & Others]

	Three months ended June 30, 2004
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	292.6	(5)%	2,710
Operating income	1.5	—	14

In Logistics, Services & Others, revenues decreased 5%, to 292.6 billion yen, despite strong sales at Hitachi Transport System, Ltd. and Hitachi Mobile Co., Ltd. The decrease was attributable to the transfer of semiconductor sales operations at overseas sales companies to Renesas Technology Corp. and other factors.

The segment posted operating income of 1.5 billion yen after recording an operating loss of 3.0 billion yen in the first quarter of fiscal 2003, which resulted from the improvement of Hitachi Transport System and overseas sales companies.

[Financial Services]

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	129.0	(3)%	1,195
Operating income	4.9	19%	46

In Financial Services, low interest rates and a declining volume of automobile loans to individuals affected results. Segment revenues declined 3%, to 129.0 billion yen as a result.

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Operating income increased 19%, to 4.9 billion yen, partly the result of higher earnings at Hitachi Capital Corporation due to lower financing costs.

(3) Revenues by Market

	Three months ended June 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,254.9	5%	11,620

Overseas	808.4	16%	7,486
Asia	343.8	14%	3,184
North America	220.5	3%	2,042
Europe	182.9	37%	1,695
Other Areas	61.0	20%	565

Revenues in Japan rose 5%, to 1,254.9 billion yen. While sales of power generation equipment and industrial machinery declined, sales growth was recorded by electronics-related products, including digital media products, such as plasma TVs, electronic components and materials.

Overseas revenues increased 16%, to 808.4 billion yen due to higher sales of HDDs and optical disk drives as well as growth in sales to overseas markets at Hitachi Construction Machinery and other factors.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 20%, to 72.2 billion yen. Depreciation, excluding leasing assets, declined 2%, to 78.9 billion yen. R&D expenditures increased 10%, to 86.9 billion yen, and corresponded to 4.2% of revenues.

Financial Position

(1) Cash Flows

	Three months ended June 30, 2004
	Billions of yen	Year-over-year Change	Millions of U.S. dollars
Cash flows from operating activities	(17.5)	5.3	(162)
Cash flows from investing activities	(136.4)	12.2	(1,264)

Free cash flows	(154.0)	17.5	(1,426)

Cash flows from financing activities	28.6	11.3	265

Operating activities used net cash of 17.5 billion yen, 5.3 billion yen less than in the previous fiscal year. The main reason for this improvement was an increase in net income, despite of an increase in inventories due to seasonal factors and the payment of bonuses and tax.

Investing activities used net cash of 136.4 billion yen, 12.2 billion yen less than in the previous fiscal year. While cash of 227.0 billion yen was used by capital investment, including for leasing assets, Hitachi also promoted the collection of investments in leases.

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Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 154.0 billion yen, a 17.5 billion yen improvement over the first quarter of the previous fiscal year.

Financing activities provided net cash of 28.6 billion yen, 11.3 billion yen more than in the previous fiscal year, when Hitachi repurchased own shares.

Cash and cash equivalents as of June 30, 2004 amounted to 642.0 billion yen, a decrease of 122.3 billion yen during the quarter.

(2) Financial Position

	As of June 30, 2004
	Billions of yen	Change from March 31, 2004	Millions of U.S. dollars
Total assets	9,650.5	60.2	89,357
Total liabilities	6,638.2	14.9	61,466
Debts	2,596.0	98.5	24,038
Minority interests	839.7	40.9	7,776
Stockholders’ equity	2,172.4	4.3	20,116

Stockholders’ equity ratio	22.5%	0.1 point decrease	—
D/E ratio (including minority interests)	0.86 times	0.02 point increase	—

Total assets at June 30, 2004 increased 60.2 billion yen, to 9,650.5 billion yen, compared with March 31, 2004, due to an increase in inventory to meet expected higher sales in the second quarter and the effect of consolidating NEOMAX effective from the beginning of the fiscal year. Debts increased 98.5 billion yen, to 2,596.0 billion yen. Stockholders’ equity increased 4.3 billion yen, to 2,172.4 billion yen. The stockholders’ equity ratio at 22.5% was largely unchanged from March 31, 2004. The debt-to-equity ratio (including minority interests) was 0.86 times, almost the same as at March 31, 2004.

Outlook for the First Half of Fiscal 2004

	The first half of fiscal 2004 ending September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	4,150.0	3%	39,524
Operating income	90.0	345%	857
Income before income taxes and minority interests	80.0	(12)%	762
Income before minority interests	43.0	200%	410
Net income	25.0	364%	238

Note: Estimates for the first half of 2004 were converted at the rate of 105 yen to the U.S. dollar.

While there are fears of a slowdown in the U.S. economy due to the lessening effects of tax cuts and the departure from an ultra-low interest rate policy, growth is expected to continue. Asian economies are also expected to expand, underpinned by rising demand for IT-related equipment, particularly in the U.S., and rising demand in China. European economies are expected to stage a modest economic recovery.

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The Japanese economy is expected to also continue growing strongly on the back of increasing exports, which are being fueled by the U.S. economic upswing and the healthy Chinese economy, continuing strength in private-sector plant and equipment investment, and consumer spending, as income and employment prospects improve slightly.

Under these circumstances, Hitachi will push ahead with efforts to create new businesses and strengthen targeted businesses by capturing synergies in resource use across the Hitachi Group, guided by “i.e.HITACHI Plan II.” The company will also focus on structural reforms to concentrate more resources on highly profitable businesses and on measures to improve its financial position.

There are no changes to Hitachi’s forecasts for the first half of fiscal 2004.

Cautionary Statement

Certain statements contained in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends are used to assist readers in identifying these “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED JUNE 30, 2004

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 108 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of June 30, 2004.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	Three months ended June 30
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2004 (A)	2003 (B)		2004
1. Revenues	2,063,424	1,895,963	109	19,106
2. Operating income (loss)	37,688	(33,733)	—	349
3. Income (loss) before income taxes and minority interests	45,830	(30,919)	—	424
4. Income (loss) before minority interests	25,738	(34,162)	—	238
5. Net income (loss)	16,038	(38,402)	—	149
6. Net income (loss) per share
Basic	4.86	(11.57)	—	0.05
Diluted	4.80	—	—	0.04
7. Net income (loss) per ADS (representing 10 shares)
Basic	49	(116)	—	0.45
Diluted	48	—	—	0.44

Notes:	1.	The Company’s financial statements are prepared based on U.S. GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 978 consolidated subsidiaries and 165 equity-method affiliates.
	4.	Consolidated quarterly figures are unaudited.

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CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three months ended June 30
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2004 (A)	2003 (B)		2004
Revenues	2,063,424	1,895,963	109	19,106
Cost of sales	1,589,229	1,445,910	110	14,715
Selling, general and administrative expenses	436,507	483,786	90	4,042
Operating income (loss)	37,688	(33,733)	—	349
Other income	17,509	17,321	101	162
(Interest and dividends)	7,151	7,543	95	66
(Other)	10,358	9,778	106	96
Other deductions	9,367	14,507	65	87
(Interest charges)	6,961	7,941	88	65
(Other)	2,406	6,566	37	22
Income (loss) before income taxes and minority interests	45,830	(30,919)	—	424
Income taxes	20,092	3,243	620	186
Income (loss) before minority interests	25,738	(34,162)	—	238
Minority interests	9,700	4,240	229	89
Net income (loss)	16,038	(38,402)	—	149

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CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	As of June 30, 2004 (A)	As of March 31, 2004 (B)		As of June 30, 2004
Assets	9,650,530	9,590,322	101	89,357

Current assets	5,261,626	5,219,942	101	48,719
Cash and cash equivalents	642,065	764,396	84	5,945
Short-term investments	196,768	177,949	111	1,822
Trade receivables (Notes and Accounts)	2,053,129	2,186,529	94	19,011
Investments in leases	484,960	451,753	107	4,490
Inventories	1,330,005	1,123,406	118	12,315
Other current assets	554,699	515,909	108	5,136

Investments and advances	897,835	908,962	99	8,313

Property, plant and equipment	2,276,926	2,232,862	102	21,083

Other assets	1,214,143	1,228,556	99	11,242

Liabilities and Stockholders’ Equity	9,650,530	9,590,322	101	89,357

Current liabilities	3,932,893	3,911,054	101	36,416
Short-term debt and current installments of long-term debt	1,302,149	1,183,463	110	12,057
Trade payables (Notes and Accounts)	1,215,469	1,287,614	94	11,254
Other current liabilities	1,415,275	1,439,977	98	13,105

Noncurrent liabilities	2,705,400	2,712,321	100	25,050
Long-term debt	1,293,933	1,314,102	98	11,981
Other liabilities	1,411,467	1,398,219	101	13,069

Minority interests	839,763	798,816	105	7,776

Stockholders’ equity	2,172,474	2,168,131	100	20,115
Common stock	282,032	282,032	100	2,611
Capital surplus	552,038	551,690	100	5,111
Legal reserve and retained earnings	1,759,630	1,760,435	100	16,293
Accumulated other comprehensive loss	(388,981)	(393,864)	—	(3,601)
(Foreign currency translation adjustments)	(92,330)	(95,786)	—	(855)
(Minimum pension liability adjustments)	(329,636)	(329,536)	—	(3,052)
(Net unrealized holding gain on available-for-sale securities)	33,669	31,499	107	312
(Cash flow hedges)	(684)	(41)	—	(6)
Treasury stock	(32,245)	(32,162)	—	(299)

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CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended June 30
	Yen (millions)		U.S. Dollars (millions)
	2004	2003	2004
Cash flows from operating activities
Net income (loss)	16,038	(38,402)	149

Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	104,453	107,806	967
Decrease in receivables and inventories	44,799	43,447	415
Decrease in payables	(96,837)	(93,683)	(897)
Other	(85,980)	(42,059)	(796)

Net cash used in operating activities	(17,527)	(22,891)	(162)

Cash flows from investing activities
Increase in short-term investments	(17,806)	(29,675)	(165)
Purchase of rental assets and other properties, net	(210,343)	(169,102)	(1,948)
Proceeds from sale of investments and subsidiaries’ common stock, net	14,589	9,987	135
Collection of investments in leases	90,423	72,115	837
Other	(13,350)	(32,046)	(123)

Net cash used in investing activities	(136,487)	(148,721)	(1,264)

Cash flows from financing activities
Increase in interest-bearing debt	41,713	63,150	386
Dividends paid to stockholders	(15,374)	(9,357)	(142)
Dividends paid to minority stockholders of subsidiaries	(6,551)	(6,574)	(61)
Other	8,813	(30,013)	82

Net cash provided by financing activities	28,601	17,206	265

Effect of exchange rate changes on cash and cash equivalents	3,082	833	28

Net decrease in cash and cash equivalents	(122,331)	(153,573)	(1,133)

Cash and cash equivalents at beginning of the period	764,396	828,171	7,078

Cash and cash equivalents at end of the period	642,065	674,598	5,945

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SEGMENT INFORMATION (UNAUDITED)

(1) INDUSTRY SEGMENTS

	Three months ended June 30
	Yen (millions)			(A)/(B) X100 (%)	U.S. Dollars (millions)
	2004 (A)		2003 (B)		2004
Revenues
Information & Telecommunication Systems	480,439 19%		446,939 20%	107	4,448
Electronic Devices	337,891 14%		277,615 12%	122	3,129
Power & Industrial Systems	517,916 21%		494,571 22%	105	4,796
Digital Media & Consumer Products	333,415 14%		295,941 13%	113	3,087
High Functional Materials & Components	363,893 15%		305,585 13%	119	3,369
Logistics, Services & Others	292,639 12%		307,242 14%	95	2,710
Financial Services	129,040 5%		133,176 6%	97	1,195
Subtotal	2,455,233 100%		2,261,069 100%	109	22,734
Eliminations & Corporate items	(391,809)		(365,106)	—	(3,628)

Total	2,063,424		1,895,963	109	19,106

Operating income (loss)
Information & Telecommunication Systems	5,694 12%		(26,754 —)	—	53
Electronic Devices	16,342 36%		(6,995 —)	—	151
Power & Industrial Systems	(6,156 (13	) )%	2,936 —	—	(57)
Digital Media & Consumer Products	5,236 11%		(459 —)	—	48
High Functional Materials & Components	18,321 40%		4,404 —	416	170
Logistics, Services & Others	1,549 3%		(3,079 —)	—	14
Financial Services	4,956 11%		4,171 —	119	46
Subtotal	45,942 100%		(25,776 —)	—	425
Eliminations & Corporate items	(8,254)		(7,957)	—	(76)

Total	37,688		(33,733)	—	349

Note: Revenues by industry segment include intersegment transactions.

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(2) REVENUES BY MARKET

	Three months ended June 30
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2004 (A)	2003 (B)		2004
Japan	1,254,971 61%	1,198,041 63%	105	11,620
Asia	343,879 16%	300,443 16%	114	3,184
North America	220,555 11%	213,149 11%	103	2,042
Europe	182,998 9%	133,602 7%	137	1,695
Other Areas	61,021 3%	50,728 3%	120	565
Outside Japan	808,453 39%	697,922 37%	116	7,486

Total	2,063,424 100%	1,895,963 100%	109	19,106

# # #

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION

FOR THE FIRST QUARTER ENDED JUNE 30, 2004

(CONSOLIDATED BASIS)

1. SUMMARY

(Billions of yen)

	Three months ended June 30
	2003		2004
	(A)	(A)/FY2002	(B)	(B)/(A)
Average exchange rate (yen / U.S.$)	119	—	110	—
Capital investment (Completion basis)	180.2	103%	225.3	125%
Leasing assets	119.8	111%	153.1	128%
Other	60.4	89%	72.2	120%
Depreciation	107.8	93%	104.4	97%
Leasing assets	26.9	121%	25.5	95%
Other	80.8	86%	78.9	98%
R&D expenditure	78.7	87%	86.9	110%
Percentage of revenues	4.2%	—	4.2%	—

	As of March 31, 2004		As of June 30, 2004
Stockholders’ equity per share (yen)		657.42		658.76
Cash & cash equivalents, Short-term investments (Billions of yen)		942.3		838.8
Interest-bearing debt (Billions of yen)		2,497.5		2,596.0
Number of employees		326,344		339,384
Japan		237,880		243,136
Overseas		88,464		96,248
Number of consolidated subsidiaries		956		978
Japan		545		550
Overseas		411		428
2. OVERSEAS SALES BY INDUSTRY SEGMENT (Billions of yen)
	Three months ended June 30
	2003		2004
	(A)	(A)/FY2002	(B)	(B)/(A)
Information & Telecommunication Systems	142.0	232%	167.5	118%
Electronic Devices	105.5	83%	137.3	130%
Power & Industrial Systems	125.5	135%	158.5	126%
Digital Media & Consumer Products	121.6	98%	128.7	106%
High Functional Materials & Components	77.4	99%	108.7	140%
Logistics, Services & Others	115.9	82%	97.5	84%
Financial Services	9.6	105%	9.9	103%
Eliminations & Corporate items	0	—	0	—
Total	697.9	110%	808.4	116%

# # #

July 29, 2004

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Notes:	1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) REVENUES AND OPERATING INCOME (LOSS) BY PRODUCT SECTOR *2 *3

(billions of yen)

	Three months ended June 30
	2003		2004
	(A)	(A) / FY2002	(B)	(B) / (A)
Revenues	446.9	111%	480.4	107%
Software & Services	188.9	98%	186.6	99%
Hardware	258.0	121%	293.8	114%
Operating income (loss)	(26.7)	—	5.6	—

Notes:	*2.	On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003. Hitachi GST has a December 31 year-end and the consolidated results for Hitachi, Ltd. for the three months ended June 30, 2004, includes Hitachi GST’s business results for the three months ended March 31, 2004.
	*3.	Figures for each product exclude intra-segment transactions.

(2) REVENUES BY PRODUCT SECTOR *2 *3

(billions of yen)

	Three months ended June 30
	2003		2004
	(A)	(A) / FY2002	(B)	(B) / (A)
Revenues	446.9	111%	480.4	107%
Software & Services	188.9	98%	186.6	99%
Software	37.0	88%	36.3	98%
Services	151.9	101%	150.3	99%
Hardware	258.0	121%	293.8	114%
Storage *4	129.9	158%	152.8	118%
Servers *5	28.6	99%	20.5	72%
PCs *6	29.3	89%	30.0	102%
Telecommunication	29.5	160%	34.9	118%
Others	40.7	81%	55.6	137%

Notes:	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, supercomputers, etc.
	*6.	Figures for PCs include PC servers, client PCs, etc.

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(3) SAN/NAS STORAGE SOLUTIONS

(billions of yen)

	Three months ended June 30
	2003		2004
	(A)	(A) / FY2002	(B)	(B) / (A)
Revenues	62.0	103%	62.0	100%

(4) HARD DISK DRIVES *7 *8 *9

Period recorded for consolidated accounting purposes (Shipment period)	Three months ended June 30, 2003 (Jan. 2003 to Mar. 2003)		Three months ended June 30, 2004 (Jan. 2004 to Mar. 2004)
	(A)	Ref *15	(B)	(B) / (A) *16
Revenues (billions of yen)	77.3	104,1	112.6	146% (108)%
Operating income (loss) (billions of yen)	(14.4)	(14.5)	7.0	— (—)
Shipments (thousand units) *10	6,900	9,300	10,900	158% (118)%
Consumer and Commercial
1.8/2.5inch *11	3,500	5,600	6,300	178% (113)%
3.5inch *12	2,900	2,900	3,500	119% (119)%
Servers *13	400	700	900	226% (135)%
Emerging *14	60	60	250	388% (388)%

Period recorded for consolidated accounting purposes (Shipment period)	Three months ended September 30, 2004 (Apr. 2004 to Jun. 2004) *17
	(A)	(A) / FY2003
Revenues (billions of yen)	103.9	90%
Operating loss (billions of yen)	(2.1)	—
Shipments (thousand units) *10	9,600	97%
Consumer and Commercial
1.8/2.5inch *11	5,900	106%
3.5inch *12	2,200	66%
Servers *13	1,000	127%
Emerging *14	450	338%

Notes:	*7.	Figures include intra-segment transactions.
	*8.	On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and Hitachi, Ltd. has a March 31 year-end. Three months ended June 30, 2004 consolidated results for Hitachi, Ltd. include the results of Hitachi GST for the three-month period from January 1, 2004 through March 31, 2004. Meanwhile, the results of Hitachi, Ltd.’s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s HDD operations were integrated in Hitachi GST.

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*9.	From Hitachi’s fiscal 2003 financial results announcement, there have been changes to some product sector names. “1.8/2.5 inch” and “3.5 inch,” which are shown in the new product sector “Consumer and Commercial” were previously named “Mobiles” and “Desktops,” respectively.
*10.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*11.	Note-PCs (2.5inch), consumer electronics applications (1.8inch), etc.
*12.	Desktop-PCs, consumer electronics applications(3.5inch), etc.
*13.	Disk array subsystems, servers (3.5inch), etc.
*14.	Hand held devices (1 inch), automotive (2.5 inch), etc.
*15.	The figures provided for reference purposes represent the combined sales and shipments of Hitachi, Ltd.’s HDD operations prior to integration and Hitachi GST’s operations, and are shown to give an overall picture of Hitachi’s HDD operations for the three-month period ended March 31, 2003.
*16.	Figures in parentheses for year-on-year comparisons represent comparisons with reference figures of the same period of the previous fiscal year.
*17.	Results for HDD operations in the period from April 1, 2004 through June 30, 2004 will be included in Hitachi’s fiscal 2004 second-quarter, ending September 30, 2004 results.

2.Displays

(1) REVENUES AND OPERATING INCOME (LOSS)

(billions of yen)

	Three months ended June 30
	2003		2004
	(A)	(A) / FY2002	(B)	(B) / (A)
Revenues	53.5	93%	66.1	124%
Operating income (loss)	(6.9)	—	3.1	—

(2) LCD REVENUES	(billions of yen)
	Three months ended June 30
	2003		2004
	(A)	(A) / FY2002	(B)	(B) / (A)
Revenues	47.0	100%	60.0	128%
Large-size LCDs	26.0	72%	27.5	106%
Small and medium-size LCDs	21.0	191%	32.5	155%

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3. Digital Media

SHIPMENTS OF MAIN PRODUCTS *18

(thousand units)

	Three months ended June 30
	2003		2004
	(A)	(A) / FY2002	(B)	(B) / (A)
Optical Disk Drives *19	13,000	108%	16,000	123%
Plasma Displays *20	40	200%	80	200%
Peojection TVs	90	129%	70	78%

Notes:	*18.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 1,000,000 units have been rounded.
*19.	Hitachi-LG Data Storage (HLDS) has a December 31 year-end and the consolidated results for
Hitachi, Ltd. for the three months ended June 30, 2004, includes HLDS’s business results for the three months ended March 31, 2004.
	*20.	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Issue of Stock Acquisition Rights as Stock Options

Tokyo, July 29, 2004 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, the “Company”) today announced that the details of stock acquisition rights to be issued as stock options, resolved at the 135th Ordinary General Meeting of Shareholders held June 24, 2004, have been decided on as follows.

1.	Date of Issue of stock acquisition rights (the “Rights”)
July 29, 2004

2.	Total number of the Rights to be issued
1,237 Rights

3.	Class and number of shares to be issued upon exercise of the Rights 1,237,000 shares of the Company’s common stock (1,000 shares per Right)

4.	Issue price of the Rights
No consideration shall be paid.

5.	Amount to be paid upon exercise of the Rights
782 yen per share

6.	Total amount of the Company’s common stock to be issued or transferred upon exercise of all the Rights
967,334,000 yen

7.	Period during which the Rights may be exercised
From July 30, 2005 through July 29, 2008

8.	Amount to be transferred to stated capital out of the issue price of the shares to be issued upon exercise of the Rights
391 yen per share

9.	Qualified persons to be allocated the Rights
78 persons in total consisting of Directors, Executive Officers, Corporate Officers and Fellows of the Company

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